UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 27, 2023

Commission File Number: 1-13283

RANGER OIL CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	23-1184320
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

16285 Park Ten Place, Suite 500 Houston, Texas	77084
(Address of principal executive office)	(Zip Code)

Registrant’s telephone number, including area code: (713) 722-6500

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.01 par value	ROCC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On February 27, 2023, Ranger Oil Corporation (the “Company”), a Virginia corporation, entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 27, 2023, by and between Baytex Energy Corp., a company incorporated under the Business Corporations Act (Alberta) (“Parent”), and the Company. It is contemplated by the Merger Agreement that at a later date, but in any event prior to the Company’s shareholder meeting relating to the approval of the Company Merger (as defined below), an indirect wholly owned subsidiary of Parent (such subsidiary, the “Merger Sub”) will be added to the Merger Agreement by joinder. The Merger Agreement, among other things, provides for the combination of the Company and Parent through the merger of Merger Sub with and into the Company (the “Company Merger”), with the Company continuing its existence as the surviving corporation following the Company Merger (the “Surviving Corporation”) as a direct wholly owned subsidiary of Parent. The transactions contemplated by the Merger Agreement, including the Company Merger, are referred to as the “Transactions.” The boards of directors of the Company and Parent have unanimously approved the Merger Agreement and the consummation of the Transactions.

Pursuant to the terms and conditions set forth under the Merger Agreement, it is anticipated that Rocky Creek Resources, LLC, a Delaware limited liability company (“Rocky Creek”), and JSTX Holdings, LLC, a Delaware limited liability company (“JSTX” and, together with Rocky Creek, the “Class B Holders”), will execute and deliver to Parent a support agreement (the “Company Support Agreement”) within 24 hours following the execution and delivery of the Merger Agreement (the “Company Support Agreement Deadline”). Pursuant to the Company Support Agreement, the Class B Holders will, among other things, agree to (i) vote in favor of the Company Merger and (ii) prior to the effective time of the Company Merger (the “Company Merger Effective Time”), exercise their right to exchange (the “Opco Unit Exchange”) all of their common units in ROCC Energy Holdings, L.P. and shares of Class B common stock, par value $0.01 per share, of the Company (the “Class B Common Stock”) for shares of Class A common stock, par value $0.01 per share, of the Company (the “Class A Common Stock” and, together with the Class B Common Stock, the “Company Common Stock”).

Subject to the terms and conditions of the Merger Agreement, each share of Class A Common Stock issued and outstanding immediately prior to the Company Merger Effective Time (including any shares issued pursuant to the Opco Unit Exchange but excluding shares of Class A Common Stock held by Parent or Merger Sub), will be converted automatically at the Company Merger Effective Time into the right to receive: (A) 7.49 common shares, without nominal or par value, in the capital of Parent (the “Parent Common Shares” and such consideration, the “Share Consideration”); and (B) $13.31 in cash, without interest (the “Cash Consideration” and, together with the Share Consideration, the “Merger Consideration”). All of the equity interests of Merger Sub issued and outstanding as of immediately prior to the Company Merger Effective Time will be converted into and will represent one validly issued, fully paid and nonassessable share of Class A common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Company Merger Effective Time.

Additionally, pursuant to the Merger Agreement, each outstanding award issued pursuant to the Company’s 2019 Management Incentive Plan or any inducement award agreement (collectively, the “Company Equity Plan”) of (i) restricted stock units subject to time-based vesting (each, a “Company TRSU Award”), other than those Company TRSU Awards held by the Company’s non-employee directors (“Director TRSU Awards”) and (ii) restricted stock units subject to performance-based vesting (each, a “Company PBRSU Award”), in each case, that is outstanding immediately prior to the Company Merger Effective Time, will be converted into time-vested awards with respect to Parent Common Shares (“Converted Parent TRSU Awards”) at the closing of the Company Merger (the “Closing”), with the number of Parent Common Shares subject to the Converted Parent TRSU Awards equal to the number of shares of Company Common Stock subject to the Company TRSU Award or Company PBRSU Award (at maximum level of performance), as applicable, multiplied by the sum of (i) the Cash Consideration divided by the volume weighted average price of Parent Common Shares on the New York Stock Exchange (the “NYSE”) for the five consecutive trading days immediately prior to the Closing and (ii) the Share Consideration, rounded up to the nearest whole Parent Common Share. Any dividend equivalents that have been accrued with respect to the Company TRSU Awards or Company PBRSU Awards will become payable ratably if and when such underlying Converted Parent TRSU Award vests. Each Converted Parent TRSU Award will remain subject to the same time-vesting schedule as the corresponding Company TRSU Award or Company PBRSU Award immediately prior to the Company Merger Effective Time; provided, however, that upon an involuntary termination of the holder’s employment or service by Parent, the Company or any of their subsidiaries without “Cause” (as defined in the Company Equity Plan) or, solely with respect to a Converted Parent TRSU Award that was converted from a Company TRSU Award or a Company PBRSU Award that had such a provision in the award agreement pursuant to which such Company TRSU Award or Company PBRSU Award (as applicable) was granted, a resignation by the holder for “Good Reason” (as defined in the applicable award agreement), in each case, that occurs on or within twelve months following the Company Merger Effective Time, such awards will immediately vest in full as of such termination date.

Each Director TRSU Award will vest in full at the Company Merger Effective Time and be cancelled and converted into the right to receive, without interest, the Merger Consideration with respect to each share of Company Common Stock subject to such Director TRSU Award plus the amount of any dividend equivalents payable with respect to such Director TRSU Award that remain unpaid as of the Company Merger Effective Time.

Conditions to the Company Merger

The Closing is subject to certain conditions, including, among others, (i) the receipt of the required approvals from each of the Company’s and Parent’s respective shareholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any law or order prohibiting the consummation of the Company Merger, (iv) the effectiveness of the registration statement contemplated by the terms and conditions of the Merger Agreement, (v) the authorization for listing of the Parent Common Shares issuable pursuant to the Merger Agreement on the NYSE and the Toronto Stock Exchange, (vi) the absence of a Company material adverse effect and (vii) the consummation of the Opco Unit Exchange. The obligation of each party to consummate the Company Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement, and the receipt of an officer’s certificate from the other party to such effect.

Termination Rights

The Merger Agreement contains certain termination rights for both the Company and Parent, including, among others, (i) by either the Company or Parent if a final non appealable governmental order has been issued prohibiting the Company Merger, (ii) by either the Company or Parent if the Company Merger shall not have been consummated by 5:00 p.m. Houston, Texas time on October 15, 2023, (iii) by a party if the other party breaches any of its representations, warranties, covenants or other agreements in the Merger Agreement subject to certain conditions, (iv) by either the Company or Parent, if the requisite Parent shareholder approval and the Company shareholder approval, respectively, shall not have been obtained upon a vote at a duly held shareholder meeting, (v) by Parent if the Company Support Agreement shall not have been delivered by the Class B Holders by the Company Support Agreement Deadline or (vi) by a party if the other party’s board of directors changes its recommendation with respect to the Transactions. The Merger Agreement may also be terminated upon the mutual written consent of the Company and Parent.

If the Merger Agreement is terminated in certain specified circumstances, the Company or Parent would be required to pay the other party a termination fee of $60 million and $95 million, respectively.

Other Terms of the Merger Agreement

The Company and Parent each have made customary representations, warranties and covenants in the Merger Agreement, in each case generally subject to customary materiality qualifiers. Among other things, each party has agreed, subject to certain exceptions, (i) to conduct its business in the ordinary course, from the date of the Merger Agreement until the earlier of the Company Merger Effective Time and the termination of the Merger Agreement, and not to take certain actions prior to the Closing without the prior written consent of the other party, (ii) not to solicit alternative business combination transactions and (iii) not to engage in discussions or negotiations regarding any alternative business combination transactions.

The foregoing summary of the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about the Company, Parent or their respective subsidiaries. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties, and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, Parent or any of their respective subsidiaries. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about the Company or Parent and their respective subsidiaries that the Company includes in reports, statements and other filings it makes with the Securities and Exchange Commission (the “SEC”).

Item 7.01	Regulation FD Disclosure

On February 28, 2023, the Company issued a press release related to the Transactions. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01, and it will not be deemed to be filed, or incorporated by reference into, this Current Report on Form 8-K, for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Item 9.01	Financial Statements and Exhibits

(d)    Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of February 27, 2023, by and between Baytex Energy Corp. and Ranger Oil Corporation.

99.1	Press Release issued February 28, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

Important Additional Information

In connection with the Transactions, Parent intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”) to register the Parent Common Shares to be issued pursuant to the Transactions. The Registration Statement will include a document that serves as a prospectus of Parent and proxy statement of the Company (the “proxy statement/prospectus”), and each party will file other documents regarding the Transactions with the SEC. This communication is not a substitute for the Registration Statement or proxy statement/prospectus or for any other document that the Company and/or Parent may file with the SEC and send to the Company’s and/or Parent’s shareholders in connection with the Transactions. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND PARENT ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS,

AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY AND PARENT WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND PARENT, THE TRANSACTIONS, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will be mailed to shareholders of each of the Company and Parent. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by the Company and Parent with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company, including the proxy statement/prospectus (when available), will be available free of charge from the Company’s website at www.rangeroil.com under the “Investors” tab. Copies of documents filed with the SEC by Parent, including the proxy statement/prospectus (when available), will be available free of charge from Parent’s website at www.baytexenergy.com under the “Investors” tab.

Participants in the Solicitation

The Company, Parent and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s shareholders and the solicitation of proxies from Parent’s shareholders, in each case with respect to the Transactions. Information about the Company’s directors and executive officers is available in its definitive proxy statement for its 2022 annual meeting filed with the SEC on April 1, 2022, and will be in the proxy statement/prospectus (when available). Information about Parent’s directors and executive officers will be in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transactions when they become available. Shareholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements and Cautionary Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this Current Report on Form 8-K that address activities, events or developments that the Company or Parent expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transactions, the Company’s and Parent’s plans and expectations with respect to the Transactions and the anticipated impact of the Transactions on the combined company’s results of operations, financial position, growth opportunities, competitive position, development plans and anticipated future performance. Information adjusted for the Transactions should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this Current Report on Form 8-K.

These risks include: the possibility that shareholders of Parent may not approve the issuance of new Parent Common Shares in the Transactions or that shareholders of the Company or Parent may not approve the Transactions, including the Merger Agreement; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transactions might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transactions; the parties do not receive regulatory approval of the Transactions; the risk that Parent is unable to obtain approval to list on the NYSE and/or the Toronto Stock Exchange the shares to be issued in the Company Merger; the risk that changes in Parent’s capital structure and governance could have adverse effects on the market value of its securities; the ability of the Company and Parent to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on the Company’s and Parent’s operating results and business generally; the risk that the Transactions could distract management from ongoing business operations or cause the Company and/or Parent to incur substantial costs; the risk that Parent may be unable to reduce expenses or access financing or liquidity; the risk that Parent does not realize expected benefits of its hedges; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in demand for oil and natural gas; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; the Company’s ability to execute its business plan in volatile commodity price environments, the combined company’s ability to develop, explore for, acquire and replace oil and gas reserves and sustain production, contract for drilling rigs, frac crews, materials, supplies and services at reasonable costs and realize anticipated synergies in the timeframe expected or at all; and other important factors that could cause actual results to differ materially from those projected.

All such factors are difficult to predict and are beyond the Company’s or Parent’s control, including those detailed in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the Company’s website at www.rangeroil.com and on the website of the SEC at www.sec.gov, and those detailed in Parent’s Form 40-Fs and Form 6-Ks available on the website of the SEC. All forward-looking statements are based on assumptions that the Company and Parent believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither the Company nor Parent undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RANGER OIL CORPORATION
Date: February 28, 2023

/s/ Katherine J. Ryan
Katherine J. Ryan
Vice President, Chief Legal Counsel and Corporate Secretary